Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

February 4, 2025

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 204,247 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from January 27, 2025, up to and including January 31, 2025, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 124,137,286 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (124,137,286) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
27/01/2025	LSE	15,225	964.57
27/01/2025	BATE	5,912	963.95
27/01/2025	CHIX	18,321	965.68
27/01/2025	AQUIS	2,442	967.02
28/01/2025	LSE	20,092	982.38
28/01/2025	BATE	4,586	984.79
28/01/2025	CHIX	14,490	982.55
28/01/2025	AQUIS	2,330	985.06
29/01/2025	LSE	20,652	987.47
29/01/2025	BATE	3,602	990.21
29/01/2025	CHIX	15,514	988.73
29/01/2025	AQUIS	1,068	993.23
30/01/2025	LSE	14,877	982.26
30/01/2025	BATE	7,449	983.03
30/01/2025	CHIX	16,455	982.00
30/01/2025	AQUIS	1,734	980.91
31/01/2025	LSE	9,956	979.80
31/01/2025	BATE	6,684	979.75
31/01/2025	CHIX	19,365	976.14
31/01/2025	AQUIS	3,493	990.02

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123